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*AB 3/21

SEC MAIL PROCESSING SECTION RECEIVED MAR 15 2011 WASH, DC 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

THOMAS WEISEL PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Montgomery Street
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaugn Stanley, Chief Financial Officer — (415) 364-2524 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

155 North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

VB 3/30

OATH OR AFFIRMATION

I, Shaugn Stanley, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Thomas Weisel Partners LLC and subsidiaries (the "Company"), as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date: 3/10/2011

Chief Financial Officer
Title

State of California
County of San Francisco

On March [10], 2011, before me, Brian Lee, Notary Public personally appeared Shaugn Stephen Stanley who proved to me on the basis of satisfactory evidence to be the person ~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity ~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal

Notary Public

BRIAN LEE
Commission # 1895649
Notary Public - California
San Francisco County
My Comm. Expires Jul 16, 2014

THOMAS WEISEL PARTNERS LLC
AND SUBSIDIARIES

(SEC ID. NO. 8-51354)

Consolidated Statement of Financial Condition as of December 31, 2010 with Report of Independent Registered Public Accounting Firm

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
As of December 31, 2010

Consolidated Statement of Financial Condition Page

Report of Independent Registered Public Accounting Firm

To the Member of Thomas Weisel Partners LLC

We have audited the accompanying consolidated statement of financial condition of Thomas Weisel Partners LLC and subsidiaries (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Thomas Weisel Partners LLC and subsidiaries at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
March 14, 2011

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2010

(in thousands)		
Assets		
Cash and cash equivalents	$	16,811
Receivables from clearing brokers		1,611
Investments		1,375
Goodwill		17,995
Intangible assets		2,499
Loans and advances to financial advisors		2,607
Due from affiliates, net		8,968
Other assets		1,223
Total assets	**$**	**53,089**
Liabilities and member's equity		
Accrued compensation	$	1,079
Accrued litigation		6,485
Accounts payable and other accrued expenses		2,566
		10,130
Member's equity		42,959
Total liabilities and member's equity	**$**	**53,089**

See accompanying Notes to Consolidated Statement of Financial Condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Thomas Weisel Partners LLC ("TWP"), together with its subsidiaries (collectively, the "Company"), is a Delaware limited liability company headquartered in San Francisco, California. TWP was formed on September 18, 1998 under the laws of the State of Delaware and is a wholly-owned subsidiary of Thomas Weisel Partners Group, Inc. (the "Parent"). TWP was formed as the brokerage and investment banking operation of the Parent.

TWP is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the New York Stock Exchange, Inc., the American Stock Exchange, the Financial Industry Regulatory Authority ("FINRA") and the Ontario Securities Commission. TWP conducts certain of its activities through affiliates and branch offices in Canada and the United Kingdom.

TWP introduces on a fully disclosed basis proprietary and customer securities transactions to other broker-dealers (the "clearing brokers") for clearance and settlement.

On July 1, 2010, the Parent was acquired by Stifel Financial Corp. ("Stifel"), a financial and bank holding company, which holds 100% of the outstanding stock of Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), a broker-dealer headquartered in St. Louis, Missouri. Immediately after the merger, the employees of the investment banking, research, and institutional brokerage businesses of TWP were transitioned into Stifel Nicolaus, along with certain assets and liabilities under an assignment of assets and bill of sale agreement. Starting in December 2010, TWP began introducing its private client customers' securities transactions on a fully disclosed basis to Stifel Nicolaus for clearance and settlement.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated statement of financial condition includes the accounts of TWP and its wholly-owned subsidiaries. Accordingly, all intercompany balances and transactions have been eliminated. The subsidiaries of TWP have been excluded from the computation of net capital.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of the Company's consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual amounts could differ from those estimates and such differences could be material to the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company considers highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Receivable from/Payable to Clearing Brokers – The Company clears customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from and payable to the clearing brokers relate to such transactions. The Company has indemnified the clearing brokers for any losses as a result of customer nonperformance.

Fair Value of Financial Instruments – The Company's investments in auction-rate securities ("ARS") are recorded at fair value. The Company's other financial instruments, primarily cash and cash equivalents, receivables from clearing brokers and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature or are subject to frequent repricing.

Goodwill and Intangible Assets – Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired that was pushed-down to the Company by Stifel as a result of the merger. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, the Company estimates the fair value of each of its reporting units (generally defined as the businesses for which financial information is available and reviewed regularly by management), and compare it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the Company is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected July 31 as its annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Loans and Advances to Financial Advisors – The Company offers transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of its overall growth strategy. These loans are generally forgiven by a charge to compensation and benefits over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. The Company monitors and compares individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance.

Stock-Based Compensation – The Company participates in an incentive stock award plan sponsored by Stifel that provides for the granting of stock units to the Company's employees. See Note 5 for a further discussion of the stock-based compensation plan.

Income Taxes – As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, the federal and state income taxes payable by Stifel have not been reflected in the accompanying consolidated statement of financial condition. Taxable years prior to 2005 are not subject to examination by foreign tax authorities.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

As of December 31, 2010, the Company had $0.8 million of gross unrecognized tax benefits relating to one of its international subsidiaries. As of December 31, 2010, the Company had accrued interest of $0.4 million included in accrued expenses and other liabilities in the consolidated statement of financial condition.

Foreign Currency Translation – Assets and liabilities denominated in non-U.S. currencies are translated at the rate of exchange prevailing on the date of the consolidated statement of financial condition and revenues and expenses are translated at average rates of exchange for the period.

Recently Adopted Accounting Guidance

Subsequent Events

In February 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-09, "*Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements*," which amends certain provisions of the current guidance, including the elimination of the requirement for disclosure of the date through which an evaluation of subsequent events was performed in issued and revised statement of financial condition. This guidance was effective for the first annual reporting period beginning after issuance (December 31, 2010 for our company). The adoption of this new guidance did not have a material impact on our consolidated statement of financial condition. See Note 10 – Subsequent Events.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures certain financial assets at fair value on a recurring basis, including money market mutual funds included in cash and cash equivalents and investments.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The Company's financial assets measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date.
- Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.
- Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents include money market funds with original maturities of three months or less. Actively traded money market funds are measured at their net asset value and classified as Level 1.

Investments

Assets included in this category include ARS for which the market has been dislocated and largely ceased to function. ARS with unobservable inputs are reported as Level 3 assets. Investments in such securities are valued using certain observable inputs and represent management's best estimate of fair value, where the inputs require significant management judgment. ARS are valued based upon management's expectations of issuer redemptions and using internal models.

The following is a summary of the Company's financial assets as of December 31, 2010 that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 11,211	$ 11,211	$ —	$ —
Investments	1,375	—	—	1,375
	$ 12,586	$ 11,211	$ —	$ 1,375

The following table summarizes the changes in fair value associated with Level 3 financial instruments during the year ended December 31, 2010 *(in thousands)*:

	ARS
Balance at January 1, 2010	**$ 18,087**
Unrealized losses	(872)
Realized gains	50
Purchases, issuances, settlements, net	(15,890)
Transfers:	
Into Level 3	—
Out of Level 3	—
Net change	(16,712)
Balance at December 31, 2010	**$ 1,375**

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments recognized in the consolidated statement of financial condition at fair value at December 31, 2010 *(in thousands)*:

	Carrying Amount	Estimated Fair Value
Financial assets		
Cash and cash equivalents	$ 16,811	$ 16,811
Investments	1,375	1,375

The valuation techniques used in estimating the fair value of our financial instruments as of December 31, 2010 are described above. These fair value disclosures represent our best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

4. GOODWILL AND INTANGIBLE ASSETS

The carrying amount of goodwill and intangible assets is presented in the following table *(in thousands)*:

Goodwill		
Balance at January 1, 2010	$	—
Net additions		17,995
Balance at December 31, 2010	$	17,995
Intangible assets		
Balance at January 1, 2010	$	—
Net additions		2,650
Amortization of intangible assets		(151)
Balance at December 31, 2010	$	2,499

The additions to goodwill and intangible assets during the year ended December 31, 2010 are attributable to the acquisition of the Parent by Stifel. See Note 1 for additional information regarding the Parent's merger with Stifel. In connection with the merger, the Company recorded a customer relationship intangible asset, which will be amortized over 15 years.

5. EMPLOYEE INCENTIVE AND DEFERRED COMPENSATION PLANS

The Company's employees participate in the Stifel Nicolaus Wealth Accumulation Plan, as amended (the "Deferred Compensation Plan") that provides for the granting of stock units. Awards under this plan are granted at market value at the date of grant and generally vest ratably over a three- to eight-year vesting period.

The Deferred Compensation Plan is provided to certain revenue producers, officers, and key administrative employees of the Company, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into Stifel stock units with a 25% matching contribution by Stifel. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

All share-based compensation plans are administered by the Compensation Committee of the Board of Directors of Stifel ("Compensation Committee"), which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Modification of Deferred Compensation Plan

On August 3, 2010, the Compensation Committee approved the modification of the existing Deferred Compensation Plan, whereby forfeiture would not result from an event of termination, except termination for cause, provided that the employee does not compete with Stifel or violate non-solicitation provisions during the remaining term of the award.

6. RELATED PARTY TRANSACTIONS

The Company makes payments for operating expenses on behalf of the Parent and its affiliates. These amounts are included in the receivable from Parent and affiliates and are subsequently reimbursed to the Company.

During the Predecessor period, the Parent made capital contributions to the Company in the amount of $52.7 million in the form of share-based payments to employees of the Company. In addition to the share-based payments, the Parent made a capital contribution of $3.0 million to the Company. During the Successor period, the Company paid a dividend to the Parent in the amount of $13.5 million.

We conduct our securities operations as a fully disclosed introducing broker through Stifel Nicolaus. Under the arrangement, we have a Proprietary Accounts of Introducing Brokers agreement with Stifel Nicolaus.

At December 31, 2010, due from affiliates, net primarily consists of receivables due from Stifel Nicolaus for commission receivables and operating expenses that were paid by the Company on behalf of Stifel Nicolaus, offset by operating expenses that were paid on our behalf by certain affiliated entities.

7. COMMITMENTS, GUARANTEES AND CONTINGENCIES

Guarantees

The Company's customers' transactions are introduced to the clearing brokers for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations to the clearing brokers, the Company may be required to reimburse the clearing brokers for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

The Company has entered into Settlement and Release Agreements with certain customers, whereby it will arrange for the purchase of, or purchase, their ARS in exchange for a release from any future claims. Additionally, the Company has made offers to voluntarily purchase, or arrange for the purchase of, ARS from other customers.

Loss Contingencies

The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with its business. The outcome of matters the Company is involved in cannot be determined at this time and the results cannot be predicted with certainty. There can be no assurance that a significant judgment could have a material adverse impact on the Company's consolidated statement of financial condition. The Company may in the future become involved in additional litigation in the ordinary course of its business, including litigation that could be material to the Company's business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, in view of the inherent difficulty of predicting the outcome of those matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.

Auction-Rate Securities – Prior to the Parent's merger with Stifel, FINRA commenced an administrative proceeding against TWP, a wholly owned broker-dealer subsidiary of the Parent, related to a transaction undertaken by a former employee in which approximately $15.7 million of ARS were sold from an account of the Parent to the accounts of three customers. FINRA has alleged that TWP violated various National Association of Securities Dealers and FINRA rules, as well as Section 10(b) of the Securities Exchange Act and Rule 10b-5. TWP has filed an answer denying the substantive allegations and asserting various

affirmative defenses. TWP has repurchased the ARS at issue from the customers at par. FINRA is seeking fines and other relief against TWP and the former employee. TWP is defending the FINRA proceeding vigorously.

While the Company's review of the need and amount for any loss contingency reserve has led the Company to conclude that, based upon currently available information, it has adequately established a provision for loss contingencies related to ARS matters, the Company is not able to predict with certainty the outcome of any such matters, nor the amount if any, of an eventual settlement or judgment.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CREDIT RISK OR MARKET RISK

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing brokers, primarily Stifel Nicolaus. The amount receivable from or payable to the clearing brokers in the Company's consolidated statement of financial condition represent amounts receivable or payable in connection with the trading of proprietary positions and the clearance of customer securities transactions.

In addition to the clearing brokers, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.

9. REGULATORY AND CAPITAL REQUIREMENTS

TWP is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Net Capital Rule") under the Exchange Act administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The net capital calculation is computed using an unconsolidated approach and is based solely on the unconsolidated financial results of TWP due to the fact that the subsidiaries of TWP are not subject to the Net Capital Rule.

TWP has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that TWP maintain minimum net capital, as defined, of $1.0 million. These rules also require TWP to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. As of December 31, 2010, TWP's net capital was $4.9 million, which was $3.9 million in excess of its required minimum.

10. SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the consolidated statement of financial condition are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing statement of financial condition, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the consolidated statement of financial condition.

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